SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2021

Commission File No. 1-8887

TransCanada PipeLines Limited
(Translation of Registrants’ Names into English)

450 - 1 Street S.W., Calgary, Alberta, T2P 5H1, Canada
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F                      ☐                      Form 40-F                      ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Exhibit 99.1 to this report, furnished on Form 6-K, shall be incorporated by reference into the following Registration Statements under the Securities Act of 1933, as amended, of the registrant: Form F-10 (File Nos. 333-235546 and 333-253333).

EXHIBIT INDEX

99.1	Schedule of earnings coverage calculations at March 31, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 7, 2021	TRANSCANADA PIPELINES LIMITED

	By:	/s/ Donald R. Marchand
Donald R. Marchand
Executive Vice-President, Strategy & Corporate
Development and Chief Financial Officer

	By:	/s/ G. Glenn Menuz
G. Glenn Menuz
Vice-President and Controller